                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For May 17, 2002

                      Distribution and Service D&S, Inc.
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                (Translation of registrant's name into English)

                 Avenida Presidente Eduardo Frei Montalva 8301
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                                   Quilicura
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                                   Santiago
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                                     Chile
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                   (Address of principal executive offices)

                      Form 20-F [x]       Form 40-F [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

                            Yes [ ]       No [x]

                          Index of Form 6-K Filings
                                     for
            Distribucion Y Servicio D&S S.A./Securities Compliance

1.     The Company's First Quarter 2002 financial results.

DISTRIBUCION Y SERVICIO D&S S.A.
I Quarter 2002 Results

For further information please contact:
Nicolas Ibanez S.
CEO
nibanez@dys.cl
(56-2) 2005201

Miguel Nunez S.
Finance Administration Manager
mnunez@dys.cl
(56-2) 2005735

Loreto Bradford V.
Investor Relations
lbradford@dys.cl
(56-2) 2005363

Contents
I.     Highlights.
II.    Management's Discussion and Analisis (MD&A).
III.   General Analysis of I Quarter 2002..
IV.    Detailed Analysis of I Quarter 2002.
V.     I Quarter 2002 in context.
VI.    Quarterly Evolution.
VII.   Financial Structure.
VIII.  Sales.
IX.    Market Information.
X.     Efficiency Indicators.
XI.    Investment Program.
XII.   Stock Market Performance.
XIII.  Macroeconomic Environment.
XIV.   Appendix 1: Fecu (Ficha Estadistica Codificada Uniforme) as of 03.31.02
XV.    Appendix 2: Additional Analyses.

Figures in this report are expressed in US$ Millions, drawn from figures in
Chilean pesos restated by the CPI at March 31, 2002 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$ 655.90).

I.-      HIGHLIGHTS

Sales

In the first quarter 2002 total sales totaled the amount of US$318.8 million, representing a 17.6% increase compared to the same period of 2001. In terms of
Same Store Sales, there was a 6.6% increase over the year 2001. This is attributable to the opening of new stores, the transformation of stores, and the aggressive commercial policies undertaken by the Company.

Gross Income/Gross Margin

Gross Income for the period amounted to US$81.7 million, equivalent to a 22.6%
of net revenues. This represents a 21.0% increase over results of the same period the former year.

Shrinkage

In the first quarter 2002, shrinkage as percentage of sales decreased from
2.0% in 2001 to 1.8% in 2002.

II.- MANAGEMENT'S DISCUSSION AND ANALYSIS - MD&A

     o    In the first quarter 2002 the Company presented a 6.6% increase in
          Same Store Sales compared to the same quarter of 2001, despite the adverse conditions affecting the supermarket sector, which recorded a 1.1% decrease in Same Store Sales during the period January-March
          2002. In terms of total sales the Company shows a 17.6% increase in comparison with the same period of the former year.

     o    Operating income for the period January-March 2002 amounted to US$
          18.5 million, representing a 0.6% increase compared to the same period of 2001, and equivalent to a 5.1% of total Company revenues.
          This result is mainly due to a good performance in terms of total revenues and gross income/margin for the period.

     o    During the first quarter 2002, EBITDA was US$ 30.7 million, which represents an increase of 3.8% over the first quarter of the former year, and is equivalent to an 8.5% of total revenues.

     o    At March 31, 2002 the ratio of total debt over shareholders' equity is 0.72 times, and the Company maintains an amount of financial debt
          (debt with banks and financial institutions) equivalent to US$
          318.34 million, all Chilean peso-denominated, with no relevant obligation in US dollars. Of the total debt, 26.1% corresponds to short term obligations.

     o    During the first quarter 2002 the Company opened a new LIDER hypermarket store in the city of Concepcion (8,500 sq.m.) and transformed the Ekono San Bernardo (3,700 sq.m.), Tomas Moro (3,850
          sq.m.) and Recoleta (4,185 sq.m.) into the LIDER Vecino format.
          Thus, the sales area of the Company totaled 272,135 sq.m. at March
          31, 2002. Additionally, at the closing of this report, the Company has opened a new LIDER hypermarket in Puerto Montt (April 29), and transformed Ekono Los Morros and Ekono Santa Rosa into the LIDER
          Vecino hypermarket format (April 23 and May 13, respectively). By the end of May, hypermarket LIDER Calama will be opened in the II
          Region.

     o    At March 31 of the current year, and in accordance with the investment program approved by the Board, the Company has made investments in the amount of US$ 24.5 million, 60.2% of this amount has been used in buildings and infrastructure and 29.0% in machinery and equipment.

     o    During the first quarter 2002 the Company implemented an aggressive commercial proposal, which is reflected by a good performance in terms of revenues and gross income. This strategy, along with a decisive improvement in our efficiency standards will continue to be the focus throughout the year 2002.

III.- GENERAL ANALYSIS

                    Main Accounts of the Income Statement
                             January - March 2001

                             MMUS$           %         Change
                           ---------     --------    ---------
Net Revenues                360.8         100.0%       19.9%
Gross Income/Margin          81.7          22.6%       21.0%
EBITDA                       30.7           8.5%        3.8%
Operating Income             18.5           5.1%        0.6%
Non-Operating Income         (5.7)         -1.6%      134.2%
Net Income                   10.9           3.0%      -20.0%

During the I quarter 2002 net income was US$ 10.9 million, representing a
20.0% decrease compared to the same period in 2001.

This result is explained by a 0.6% increase in operating income, while nonoperating income is 134.2% lower in comparison with the same period of
2001.

Despite a 19.9% increase of net revenues, the higher operating expenses in which the Company incurred in order to generate such increase in revenues turned out in operating income in the amount of US$ 18.5 million, which represents a 5.1% of total revenues.

Non-operating income (loss) for the period was the amount US$ 5.7 million of loss, resulting from an increase of financial expenses and a lower amount of monetary correction than the amount recorded for the same period of 2001.

CONDENSED BALANCE SHEETS AS OF 03.31.2002

Condensed Balance Sheet as of March 31, 2002.
Currency of March 2002 in US$ Millions (Exchange rate US$ =Ch$ 655.90)

                                  As of 03/31/02                     As of 03/31/01
                           -------------------------------     ---------------------------
Assets                     US$ Million             %           US$ Million           %            % Change
------                     -----------           -----         -----------         -----          ---------

Current Assets                 226.1              22.1            189.2             20.8             19.7%

Fixed Assets                   681.1              66.6            613.0             67.5             11.1%

Other Assets                   115.7              11.3            106.7             11.7              8.5%
Total Assets                  1022.9             100.0            908.4            100.0             12.6%

                                  As of 03/31/02                     As of 03/31/01
                           -------------------------------     ---------------------------
Liabilities                US$ Million             %           US$ Million           %            % Change
-----------                -----------           -----         -----------         -----          ---------

Current Liabilities            339.7              33.2            219.1             24.1             55.0%

Long-term Liabilities          242.7              23.7            283.0             31.2            -14.2%

Minority Interest                0.7               0.1              0.5              0.1             45.0%

Shareholder's Equity           439.8              43.0            405.8             44.7              8.4%
Total Liabilities            1,022.9             100.0            908.4            100.0             12.6%

CONSOLIDATED BALANCE SHEETS-HISTORICAL SERIES BY QUARTER

D&S Consolidated Balance Sheet
- Historical Data
In US$ Million, currency of
March 2002, US$-Ch$655.90         03.31.02    12.31.01   09.30.01   06.30.01   03.31.01   12.31.00   09.30.00   06.30.00
                                  --------    --------   --------   --------   --------   --------   --------   --------

CURRENT ASSETS(1)                   226.1       228.3      197.0      173.4      188.9      201.5      162.5      150.2
CURRENT LIABILITIES(2)              339.7       334.3      301.7      242.8      219.1      238.5      242.1      279.5
WORKING CAPITAL                    (113.6)     (105.9)    (104.7)     (69.4)     (30.2)     (36.9)     (79.6)    (129.3)
NET PROPERTY, PLANT &
  EQUIPMENT(3)                      681.1       669.7      663.1      644.4      613.0      608.8      595.0      583.0
OTHER ASSETS(4)                     115.7       114.4      121.9      112.2      106.6      104.1       98.1       95.5
LONG TERM LIABILITIES +
  MINORITY INTEREST(5)              243.4       249.2      257.6      282.9      283.5      283.5      236.8      173.6
SHAREHOLDERS' EQUITY(6)             439.8       428.9      422.7      405.1      405.8      392.6      376.7      375.6
TOTAL ASSETS/ LIABILITIES         1,022.9     1,012.4      982.0      930.8      908.4      914.5      855.6      828.7

D&S Consolidated Balance Sheet
- Historical Data
In US$ Million, currency of
March 2002, US$-Ch$655.90         03.31.00   12.31.99   09.30.99   06.30.99   03.31.99   12.31.98   09.30.98   06.30.98
                                  --------   --------   --------   --------   --------   --------   --------   --------

CURRENT ASSETS(1)                   209.0       243.3      198.1      189.5      223.2      247.3      207.0      147.6
CURRENT LIABILITIES(2)              394.0       374.5      401.0      404.6      508.1      514.7      366.8      210.6
WORKING CAPITAL                    (185.0)     (131.2)    (202.9)    (215.1)    (284.9)    (267.4)    (159.8)     (63.1)
NET PROPERTY, PLANT &
  EQUIPMENT(3)                      583.6       587.3      726.1      732.6      727.9      715.0      621.1      522.9
OTHER ASSETS(4)                      90.7        95.9       32.0       31.3       29.7       28.1       27.8       27.6
LONG TERM LIABILITIES +
  MINORITY INTEREST(5)              113.4       188.5      161.7      160.2       75.3       79.4       88.0      100.6
SHAREHOLDERS' EQUITY(6)             375.9       363.5      393.5      388.6      397.3      396.4      401.1      386.8
TOTAL ASSETS/ LIABILITIES           883.3       926.5      956.2      953.4      980.8      990.4      855.9      698.0

(1) CURRENT ASSETS: At March 2002 the balance sheet shows an increase of 19.7%
in current assets, representing a 22.1% of total assets. This increase is due mainly to an increase in inventories as a result of the opening of new stores.

(2) CURRENT LIABILITIES: There is a 55.0% increase if compared to the same period of 2001 as a result of a shift from the long term into the short term of those long term loans with banks Santiago and Estado. Thus, current liabilities represent a 33.2% of total liabilities as of March 31, 2002.

(3) PROPERTY, PLANT AND EQUIPMENT: This account presents an increase of 11.1%
as a result of the investment program undertaken by the Company. The Company has made investments in the amount of US$ 24.5 million as of March 31, 2002.

(4) OTHER ASSETS: This account records the account receivable from Disco S.A.
in the amount of US$ 90 million, with maturity on May 2003.

(5) LONG TERM LIABILITIES : As of March 31, 2002, the Company maintains a long term financial debt in the amount of US$ 235.4 million, which represents a
73.9% of the total debt.

(6) SHAREHOLDERS' EQUITY : Net income for the I quarter 2002 amounted to US$
10.9 million, representing a 3.0% of total revenues for the period.

FINANCIAL RATIOS

Financial Ratios
Currency of March 2002 - Exchange rate:
US$ = Ch$655.90                                             03.31.2002  03.31.2001   03.31.2000  03.31.1999  03.31.1998
                                                            ----------  ----------   ----------  ----------  ----------

TOTAL ASSETS                                  US$ Million   1,022.9       908.4        883.1       980.5       628.5
SHAREHOLDERS' EQUITY                          US$ Million     439.8       405.8        375.8       397.2       378.1
FINANCIAL DEBT (1)                            US$ Million     318.3       322.5        314.5       398.8       136.9
DEBT / SHAREHOLDERS' EQUITY (2)               Times            0.72        0.79         0.84        1.00        0.36
FINANCIAL DEBT / TOTAL ASSETS                 %                0.31        0.36         0.36        0.41        0.22
NET INCOME / SHAREHOLDERS' EQUITY (3)         %                0.10        0.14         0.13        0.01        0.10
NET PROPERTY, PLANT & EQUIPMENT               US$ Million     681.1       613.0        583.4       727.7       454.4
SALES / TOTAL ASSETS (4)                      Times            0.31        0.30         0.30        0.28        0.32
OPERAT. INCOME / NET FIXED ASSETS (5)         %                0.03        0.03         0.03        0.02        0.03
EBITDA / REVENUES                             %                0.09        0.10         0.10        0.08        0.08
INVENTORIES                                   US$ Million     109.9        84.6         94.7       100.9        59.3
INVENTORY DAYS-QUARTERLY AVERAGE(6)           Days             35.1        31.2         37.8        36.7        31.8
LIQUIDITY RATIO (7)                           Times            0.67        0.86         0.53        0.44        0.99

     (1)  Financial Debt corresponds to:
          o Short and long term debt with banks and financial institutions.
          o Short and long term obligations (BONDS).
          o Long term debt with maturity within a year.
          o Short and long term notes payable.
          o Short and long term sundry creditors.

     (2)  Debt/Equity Ratio:
          Financial Debt/Shareholders' Equity

     (3)  Net Income/Equity:
          Annualized Final Income/(Shareholders' Equity - Net Income +
          Dividends)

     (4)  Sales/Total Assets:
          Total Sales/Total Assets

     (5)  Operating Income/Net Fixed Assets:
          Operating Income/Fixed Assets Net of Depreciation

     (6)  Quarterly Average Inventory Days:
          [(Initial Inventory+Final Inventory)/2]/(Cost of Sales/Number of
          Days for the Period)

     (7)  Liquidity Ratio:
          Current Assets/Current Liabilities

IV.- DETAILED ANALYSIS

Income Statement I Quarter 2002
Analysis of First Quarter Results
In US$ millions, currency of March 2002
------------------------------------------             2002                 2001        Change
1 US$ = 655.90 Ch$                            US$million     %     US$million    %        %
                                              ----------  ------   ----------  ------   ------

Sales..................................          318.8     88.4%       271.1    90.1%    17.6%
Total Net revenues ....................          360.8    100.0%       300.9   100.0%    19.9%
Cost of sales..........................          279.1     77.4%       233.4    77.6%    19.6%
Gross Margin...........................           81.7     22.6%        67.5    22.4%    21.0%
Total Recurring Operating Expenses.....           48.9     13.6%        37.9    12.6%    29.1%
Start-up Expenses......................            2.0      0.6%         -       0.0%   100.0%
Total Operating Expenses (SG&A)........           50.9     14.1%        37.9    12.6%    34.4%

EBITDA.................................           30.7      8.5%        29.6     9.8%     3.8%
Depreciation...........................           12.3      3.4%        11.3     3.7%     9.0%
Total Operating Expenses...............           63.2     17.5%        49.2    16.3%    28.6%
Operating Income.......................           18.5      5.1%        18.4     6.1%     0.6%
Financial Expenses.....................           (5.6)    -1.5%        (4.6)   -1.5%    20.6%

Other Non-operating Income (Expenses)..           (0.2)     0.0%         2.2     0.7%  -108.0%
Non-Operating Income...................           (5.7)    -1.6%        (2.4)   -0.8%   134.2%
Income before Tax......................           12.7      3.5%        15.9     5.3%   -20.0%
Income Tax.............................           (2.0)    -0.5%        (2.4)   -0.8%   -18.7%
Minority Interest......................           (0.0)     0.0%        (0)      0.0%   -27.8%
Income.................................           10.7      3.0%        13       4.5%   -20.2%
Amortization of Goodwill...............            0.1      0.0%         0       0.0%     2.2%

Net Income.............................           10.9      3.0%        14       4.5%   -20.0%

In the first quarter 2002 total company sales increased by 17.6% compared to the same period of 2001.

Gross income for the period amounted to US$ 81.7 million, showing a 21.0%
increase compared to the former year; and representing a 22.6% of total revenues.

Recurring operating expenses present a 29.1% increase over the same quarter in
2001.

EBITDA for the first quarter amounted to US$ 30.7 million, a real increase of
3.8% compared to the same period of 2001, representing an 8.5% of total revenues for the period.

Consolidated operating income for this quarter presents a 0.6% increase over the same quarter of 2001, totaling the amount of US$ 18.5 million, which represents a 5.1% of net revenues.

Non-operating income (loss) for the period was the amount of US$ 5.7 million loss, equivalent to a 1.6% of total revenues. This figure results mainly from higher financial expenses due to the nominalization of interest rates concurrent with low and even negative inflation rates, and from a lower amount of monetary correction than that recorded in the same period of 2001.

Net income for the I quarter was the amount of US$ 10.9 million, which is
20.0% lower than the figure recorded in the same period of the former year, and equivalent to a 3.0% of total revenues.

V.-   I QUARTER ANALYSIS IN CONTEXT

NET SALES

Quarter Results
Supermarket Retailers

	I/98	II/98	III/98	IV/98	I/99	II/99	III/99	IV/99	I/00	II/00	III/00	IV/00	I/01	II/01	III/01	IV/01	I/02
VENTAS	1995	2203	2382	3148	2715	301.1	3056	3385	2612	271.3	2855	319.1	271.1	295.1	3123	3662	3188
TOTAL INGRESOS	2183	2429	2653	3367	2980	3258	3347	3581	2738	3002	3257	3528	3009	3282	3429	4083	3608

Source: Quarterly audited figures in US$ millions. Currency of March 2002, exchange rate US$=Ch$[illegible]

During the first quarter 2002 total sales increased by 17.6% compared to the same period in 2001, amounting to US$ 318.8 million.

GROSS INCOME - GROSS MARGIN

I Quarter Results
Gross Income/Margin
150
130
110
90
70
50
30
10
-10
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
GROSS INCOME	48.3	61.8	62.7	67.5	81.7
NET REVENUES	218.3	299.0	287.8	300.9	360.8

22.1% 20.7% 21.8% 22.4% 22.6%

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$655,90

Gross Income = Net Revenues (Sales + Suppliers Contribution + Rental Income + Other) - Cost of Sales (Cost of Merchandise Sold + Shrinkage)

Gross income for the period January-March 2002 totaled the amount of US$ 81.7 million, representing a 21.0% increase over results obtained in the same period of 2001, and equivalent to a 22.6% of net revenues.

RECURRING OPERATING EXPENSES

I Quarter Results
Recurring Operating Expenses
(Excl.Amortization & Depreciation)
100
80
60
40
20
0
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
REC. EXPENSES	28.7	38.7	34.3	37.9	48.9
NET REVENUES	218.3	299.0	287.8	300.9	360.8

13.1% 12.9% 11.9% 12.6% 13.6%

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

In the I quarter 2002, recurring operating expenses totaled the amount of US$
48.9 million, representing a 13.6% of total revenues.

OPERATING INCOME

I Quarter Results
Operating Income
50
40
30
20
10
0
-10
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
OPERAT. INCOME	12.4	11.4	17.7	18.4	18.5
NET REVENUES	218.3	299.0	287.8	300.9	360.8

5.7% 3.9% 6.1% 6.1% 5.1%

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Operating income for the I quarter 2002 amounted to US$ 18.5 million, corresponding to a 5.1% of net revenues, representing a 0.6% increase over results of the former year.

NON-OPERATING INCOME

I Quarter Results
Non-Operating Income

35
25
15
5
-5
-15
-25
-35
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
NON-OP. INCOME	-1.4	-9.2	-3.7	-2.4	-5.7
NET REVENUES	218.3	299.0	287.8	300.9	360.8

-0.6% -3.1% -1.3% -0.8% -1.6%

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Non-operating income for the period January-March 2002 was the amount of US$
5.7 million of loss, which corresponds to a 1.6% of net revenues.

NET INCOME

I Quarter Results
Net Income
45
35
25
15
5
-5
-15
-25
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
NET INCOME	9.7	1.4	12.5	13.6	10.9
NET REVENUES	218.3	299.0	287.8	300.9	360.8

4.4% 0.5% 4.3% 4.5% 3.0%

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Net income for the period amounted to US$ 10.9 million, equivalent to a 3.0%
of net revenues, representing a 20.0% decrease in comparison with results of the same period in 2001.

EBITDA

I Quarter Results
EBITDA

50
40
30
20
10
0
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
EBITDA	18.4	22.8	28.4	29.6	30.7
NET REVENUES	218.3	299.0	287.8	300.9	360.8

8.4% 7.6% 9.9% 9.8% 8.5%

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90
EBITDA= Operating Income + Depreciation

EBITDA for the I quarter 2002 increased by 3.8% compared to the same period of
2001, representing an 8.5% of net revenues.

VI.-   QUARTERLY ANALYSIS

NET SALES

I Quarter Results
Net Sales
500
400
300
200
100
0
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV98	I 99	II 99	III 99	IV99	I 00	II 00	III 00	IV00	I 01	II 01	III 01	IV01	I 02
SALES	199.5	220.3	238.2	311.8	271.5	301.1	305.6	338.5	261.2	271.3	286.5	319.1	271.1	295.1	312.3	368.2	318.8
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

91.4 90.7 89.4 92.6 90.8 91.3 91.3 92.0 90.8 90.4 90.8 90.5 90.1 89.9 89.5 90.2 88.4

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Total Company sales during the I quarter 2002 amounted to US$ 318.8 million, representing an 88.4% of total revenues. This figure is the highest obtained in equivalent periods of the last four years.

GROSS INCOME - GROSS MARGIN

I Quarter Results
Gross Income

150
130
110
90
70
50
30
10
-10
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
GROSS INCOME	48.3	55.0	61.8	59.3	61.8	69.4	71.8	75.7	62.7	66.9	68.4	75.4	67.5	73.0	80.2	91.4	81.7
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8
	22.1	22.6	23.2	17.6	20.7	21.0	21.5	20.6	21.8	22.3	21.7	21.4	22.4	22.2	23.0	22.4	22.6

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$655,90

Gross Income = Net Revenues (Sales + Suppliers Contribution + Rental Income + Other) - Cost of Sales (Cost of Merchandise Sold + Shrinkage)

Gross income for the I quarter 2002 totaled the amount of US$ 81.7 million, which is equivalent to a 22.6% of total revenues for the period. This is the highest gross margin obtained in the last years, largely due to the increase of non-food share in total sales.

RECURRING OPERATING EXPENSES

I Quarter Results
Recurring Operating Expenses
(Excl. Amortization & Depreciation)

100
80
60
40
20
0
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
REC. EXPENSES	28.7	31.8	35.3	42.8	38.7	47.4	45.2	51.9	34.3	39.2	39.8	43.4	37.9	46.1	46.4	49.5	48.9
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

13.1 13.1 13.2 12.7 12.9 14.4 13.5 14.1 11.9 13.1 12.6 12.3 12.6 14.1 13.3 12.1 13.6

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$655,90

Recurring operating expenses for the period January-March 2002 represented a
13.6% of total revenues, as a result of the labor reform, the increase in the currency exchange and higher advertising expenses.

OPERATING INCOME

I Quarter Results
Operating Income

50
40
30
20
10
0
-10
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
OPERAT. INCOME	12.4	14.2	13.4	-0.4	11.4	9.5	12.6	10.7	17.7	15.8	17.3	20.5	18.4	14.6	19.7	29.7	18.5
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	358.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

6.7 6.9 6.0 - 0.1 3.3 2.9 3.2 2.9 6.1 6.3 6.6 6.2 6.1 4.6 6.8 7.3 6.1

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Operating income for the period January-March 2002 was US$ 18.5 million, representing a 0.6% increase over the former year and a 4.5% increase over the year 2000. This result is equivalent to a 5.1% of net revenues.

NON OPERATING INCOME

I Quarter Results
Non-Operating Income

35
25
15
5
-5
-15
-25
-35
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
NON-OP. INCOME	-1.4	-2.1	-0.1	-4.0	-9.2	-8.9	-7.5	-29.6	-3.7	-7.2	-6.7	-3.9	-2.4	-0.5	1.6	-10.0	-6.7
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Non-operating income for the first quarter was US$ -5.7 million (loss), equivalent to a 1.6% of total revenues. This result is due to an increase in financial expenses and lower monetary correction in comparison with the same period the former year.

NET INCOME

I Quarter Results
Net Income

45
35
25
15
5
-5
-15
-25
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
NET INCOME	9.5	10.7	12.6	-3.9	1.3	-0.5	4.0	-19.5	12.4	7.5	8.8	15.8	13.4	11.7	17.5	17.0	10.7
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

4.4 4.4 4.7 - 1.2 0.4 - 0.2 1.2 - 5.3 4.3 2.5 2.8 4.5 4.5 3.6 5.0 4.2 3.0

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Net income for the period was US$ 10.9 million, equivalent to a 3.0% of net revenues.

EBITDA

I Quarter Results
EBITDA

50
40
30
20
10
0
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
EBITDA	18.4	20.5	20.6	9.2	22.8	22.0	26.6	23.8	28.4	26.7	28.3	31.2	29.6	26.0	31.2	41.5	30.7
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

8.4 8.4 7.7 2.7 7.6 6.7 8.0 6.5 9.9 8.9 9.0 8.8 9.8 7.9 9.0 10.2 8.5

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

EBITDA= Operating Income+ Depreciation

In the I quarter 2002 EBITDA amounted to USS$ 30.7 million, representing a
3.8% increase compared to the same period of 2001, and an 8.1% increase compared to the year 2000.

VII.-    FINANCIAL STRUCTURE

SUMMARY OF RELEVANT (FINANCIAL DEBT)

Financial Debt
In US$ Millions US$=Ch$ 655.90

Bonos D&S...................................................   119.97  37.7%
Banco Santiago..............................................    90.56  28.5%
Banco Santander.............................................    53.14  16.7%
Banco del Estado............................................    26.05   8.2%
Banco Citibank..............................................     7.62   2.4%
Banco Scotiabank (D&S)......................................     0.39   0.1%
Otros Bancos................................................     9.37   2.9%
Other Creditors.............................................    11.24   3.4%
Total Financial Debt........................................   318.34   100%

At March 2002 the Company's total financial debt amounts to US$ 318.34 million.
The main component corresponds to D&S bonds issued in
December 2000.

D&S CURRENT RISK RATINGS

Current Risk Ratings As of 31.03.2002

                 Instrument     Clasification Type   Fitch Chile  Feller Rate    Fitch Inc.
                 ----------     ------------------   -----------  -----------    ----------
Stocks                             National           Level 2      Level 2
Bonds                              National           AA-            A+
Long Term Debt- Local Currency     International                                    BBB+

Fitch Chile Clasificadora de Riesgo Ltda.:  May 2, 2002.
Feller Rate Clasificadora de Riesgo Ltda:   April 29, 2002.
Fitch IBCA, Duff & Phelps Chicago:          October 31, 2001.

FINANCIAL STRUCTURE BY QUARTER

Financial Structure D&S
100%
80%
60%
40%
20%
0%
92.7
89.4
75.6
78.4
73.9
7.3
10.6
24.4
21.6
26.1
I 2001
II 2001
III 2001
IV 2001
I 2002
Long Term
Short Term

Source: Quarterly evolution D&S format

At the closing of the I quarter 2002 the Company maintains short term obligations in the amount of US$ 83.0 million, which represents a 26.1% of the total debt.

VIII.-   -SALES

SALES

Sales
in Ch$ Millions
Currency of March 2002
                                               D&S
                     ----------------------------------------------------------
                                SSS                          TOTAL
                     --------------------------    ----------------------------
                     2002       2001      Var %    2002       2001       Var %
                     ----       ----      -----    ----       ----       -----
I Quarter          185,088    173,573     6.6     208,769    177,371     17.7
II Quarter
III Quarter
IV Quarter
I Half             185,088    173,573     6.6     208,769    177,371     17.7
9 Months
Total              185,088    173,573     6.6     208,769    177,371     17.7

Sales
in Ch$ Millions
Currency of March 2002
                                               EKONO
                     ----------------------------------------------------------
                                SSS                          TOTAL
                     --------------------------    ----------------------------
                     2002       2001      Var %    2002       2001       Var %
                     ----       ----      -----    ----       ----       -----
I Quarter           44,599     42,593      4.7    46,302     52,184      (11.3)
II Quarter
III Quarter
IV Quarter
I Half              44,599     42,593      4.7    46,302     52,184      (11.3)
9 Months
Total               44,599     42,593      4.7    46,302     52,184      (11.3)

Sales
in Ch$ Millions
Currency of March 2002
                                              LIDER
                     ----------------------------------------------------------
                                SSS                          TOTAL
                     --------------------------    ----------------------------
                     2002       2001      Var %    2002       2001       Var %
                     ----       ----      -----    ----       ----       -----
I Quarter         130,257     124,939      4.3    162,446    124,939     30.0
II Quarter
III Quarter
IV Quarter
I Half            130,257     124,939      4.3    162,446    124,939     30.0
9 Months
Total             130,257     124,939      4.3    162,446    124,939     30.0

In the I quarter 2002 the supermarket division (Almac and Ekono) presents a
4.7% increase in Same Store Sales and the hypermarket division a 4.3%. On a consolidated basis D&S presents a 6.6% increase in Same Store Sales. Total sales of D&S stores increased by 17.7% compared to the equivalent period in
2001.

SALES PER TRANSACTION

                                                          D&S
Sales per transaction in Ch$   ----------------------------------------------------
Currency of March 2002                    SSS                         TOTAL
                               -------------------------      ---------------------
                                2002    2001       Var %       2002    2001   Var %
                               -----   -----       -----      -----   -----   -----
I Quarter                      7,352   7,394       (0.6)      7,507   7,331    2.4
II Quarter
III Quarter
IV Quarter
I Half                         7,352   7,394       (0.6)      7,507   7,331    2.4
9 Months
Total                          7,352   7,394       (0.6)      7,507   7,331    2.4

                                                       EKONO
                               ----------------------------------------------------
Currency of March 2002                  SSS                           TOTAL
                               -------------------------      ---------------------
                                2002    2001       Var %       2002    2001   Var %
                               -----   -----       -----      -----   -----   -----
I Quarter                      4,784   4,747        0.8       4,803   4,749    1.1
II Quarter
III Quarter
IV Quarter
I Half                         4,784   4,747        0.8       4,803   4,749    1.1
9 Months
Total                          4,784   4,747        0.8       4,803   4,749    1.1

                                                       LIDER
                               ----------------------------------------------------
Currency of March 2002                  SSS                           TOTAL
                               -------------------------      ---------------------
                                2002    2001    Var %          2002    2001   Var %
                               -----   -----       -----      -----   -----   -----
I Quarter                      9,350   9,498       (1.6)      8,940   9,498   (5.9)
II Quarter
III Quarter
IV Quarter
I Half                         9,350   9,498       (1.6)      8,940   9,498   (5.9)
9 Months
Total                          9,350   9,498       (1.6)      8,940   9,498   (5.9)

Same store sales per transaction presents a 0.6% decrease in the first quarter
2002.

Total sales per transaction, that is considering new stores, shows an increase as a result of the opening of new hypermarkets which present bigger tickets.

TRANSACTIONS

Transactions in Thousands                                         D&S
                                      ----------------------------------------------------------
                                                 SSS                           TOTAL
                                      -------------------------      ---------------------------
                                        2002     2001  Change %       2002      2001    Change %
                                      ------   ------  --------      ------   ------    --------
I Quarter...........................  25,174   23,474       7.2      27,811   24,193        15.0
II Quarter..........................
III Quarter.........................
IV Quarter..........................
I Half..............................  25,174   23,474       7.2      27,811   24,193        15.0
9 Months............................
Total...............................  25,174   23,474       7.2      27,811   24,193        15.0

                                                               EKONO
                                      ----------------------------------------------------------
                                                 SSS                            TOTAL
                                      -------------------------      ---------------------------
                                       2002     2001     Var %        2002     2001       Var %
                                      ------   ------  --------      ------   ------    --------
I Quarter...........................   9,323    8,973       3.9       9,640   10,988       (12.3)
II Quarter..........................
III Quarter.........................
IV Quarter..........................
I Half..............................   9,323    8,973       3.9       9,640   10,988       (12.3)
9 Months............................
Total...............................   9,323    8,973       3.9       9,640   10,988       (12.3)

                                                               LIDER
                                      ----------------------------------------------------------
                                                 SSS                            TOTAL
                                      -------------------------      ---------------------------
                                       2002     2001     Var %        2002     2001       Var %
                                      ------   ------  --------      ------   ------    --------
I Quarter ..........................  13,931   13,154       5.9      18,171   13,154        38.1
II Quarter..........................
III Quarter.........................
IV Quarter..........................
I Half..............................  13,931   13,154       5.9      18,171   13,154        38.1
9 Months............................
Total...............................  13,931   13,154       5.9      18,171   13,154        38.1

The number of same store transactions presents a 7.2% increase in the I quarter 2002.

SALES BY BUSINESS AREA

Groceries
In Ch$ Millions                                              SSS
                                          -------------------------------------------
                                                2002           2001
                                          -------------- -----------------
Currency of March 2002                       $   % share   $       % share   % change
                                          ------ ------- ------    -------   --------
I Quarter...........................      90,963  49.1   86,766     50.0       4.8
II Quarter..........................
III Quarter.........................
IVQuarter...........................
I Half..............................      90,963  49.1   86,766     50.0       4.8
9 Months............................
Total...............................      90,963  49.1   86,766     50.0       4.8

Groceries
In Ch$ Millions                                             TOTAL
                                          -------------------------------------------
                                               2002            2001
                                          -------------- -----------------
Currency of March 2002                       $   % share    $      % share   % change
                                          ------ ------- ------    -------   --------
I Quarter...........................     101,868  48.8    88,522     49.9      15.1
II Quarter..........................
III Quarter.........................
IVQuarter...........................
I Half..............................     101,868  48.8    88,522     49.9      15.1
9 Months............................
Total...............................     101,868  48.8    88,522     49.9      15.1

Perishables
In Ch$ Millions                                              SSS
                                          -------------------------------------------
                                               2002             2001
                                          --------------   ---------------
Currency of March 2002                       $   % share      $    % share   % change
                                          ------ -------   ------  -------   --------
I Quarter...........................      62,617    33.8   60,711   35.0       3.1
II Quarter..........................
III Quarter.........................
IV Quarter..........................
I Half..............................      62,617    33.8   60,711   35.0       3.1
9 Months............................
Total...............................      62,617    33.8   60,711   35.0       3.1

Perishables
In Ch$ Millions                                              TOTAL
                                          ---------------------------------------------
                                               2002                2001
                                          --------------     ---------------
Currency of March 2002                       $     % share     $     % share  % change
                                          ------   -------   ------  -------   --------
I Quarter...........................      70,601     33.8    62,221     35.1    13.5
II Quarter..........................
III Quarter.........................
IVQuarter...........................
I Half..............................      70,601     33.8    62,221     35.1    13.5
9 Months............................
Total...............................      70,601     33.8    62,221     35.1    13.5

Non-Food
In Ch$ Millions                                               SSS
                                          -------------------------------------------
                                                2002             2001
                                          --------------    ---------------
Currency of March 2002                       $     % share    $    % share   % change
                                          ------   -------  ------  -------  --------
I Quarter ..........................      31,565     17.1   26,102   15.0     20.9
II Quarter .........................
III Quarter.........................
IVQuarter...........................
I Half..............................      31,565     17.1   26,102   15.0     20.9
9 Months............................
Total...............................      31,565     17.1   26,102   15.0     20.9

Non-Food
In Ch$ Millions                                            TOTAL
                                          ----------------------------------------
                                               2002             2001
                                          --------------   --------------
Currency of March 2002                       $    % share    $    $ share % change
                                          ------  ------- ------  ------- --------
I Quarter...........................      36,359    17.4  26,634   15.0     36.5
II Quarter..........................
III Quarter.........................
IVQuarter...........................
I Half..............................      36,359    17.4  26,634   15.0     36.5
9 Months............................
Total...............................      36,359    17.4  26,634   15.0     36.5

During the first quarter 2002, the non-food business areas, continued to show higher sales increases relative to the other business areas, accumulating a
20.9% same store sales increase and a total sales increase of 36.5% in all stores. Thus, non-food sales represented a 17.1% of the company same store sales in the I quarter 2002.

MODES OF PAYMENT

SHARE OF PAYMENT OPTIONS IN D&S SALES

                                                    2000
                                       -----------------------------
                                        IQ      IIQ    IIIQ     IVQ
                                       ------  ------ ------  ------
CASH..................................  63.1%   62.1%  62.4%   62.3%
CHECK.................................  19.0%   19.5%  19.1%   17.3%
CREDIT CARD...........................  12.3%   12.4%  12.2%   10.7%
PRESTO CARD...........................   4.8%    5.3%   5.4%    5.1%
DEBIT CARD............................   0.1%    0.1%   0.3%    3.2%
OTHERS*...............................   0.7%    0.6%   0.6%    1.4%
TOTAL................................. 100.0%  100.0% 100.0%  100.0%

                                                  2001                   2002
                                        ------------------------------  ------
                                          IQ      IIQ    IIIQ    IVQ      IQ
                                        -------  ------  ------ ------  ------
CASH..................................    61.8%   61.2%   59.5%  57.9%   60.0%
CHECK.................................    15.6%   15.8%   15.5%  15.1%   14.6%
CREDIT CARD...........................    10.9%   10.8%   11.3%  11.5%   10.0%
PRESTO CARD...........................     5.6%    6.0%    6.2%   6.8%    6.9%
DEBIT CARD............................     5.5%    5.7%    6.9%   7.3%    7.8%
OTHERS*...............................     0.6%    0.5%    0.6%   1.5%    0.7%
TOTAL.................................   100.0%  100.0%  100.0% 100.0%  100.0%
*Other vouchers

The Presto credit card presents a 6,9% share of total Company sales as of
March 31, 2002.

D&S SAME STORE SALES

% Change Same Store Sales
D&S
20
15
10
5
0
-5
-10
-15
-20
1996 v/s 1995
1997 v/s 1996
1998 v/s 1997
1999 v/s 1998
2000 v/s 1999
2001 v/s 2000
2002 v/s 2001

Source: D&S monthly sales

During the I quarter 2002 consolidated same store sales increased by 6.6%
compared to the former year.

D&S SAME STORE TRANSACTIONS

% Change Same Store Transactions
D&S
14
12
10
8
6
4
2
0
-2
-4
-6
1996 v/s 1995
1997 v/s 1996
1998 v/s 1997
1999 v/s 1998
2000 v/s 1999
2001 v/s 2000
2002 v/s 2001

Source: D&S monthly sales

The number of same store transactions presents increases during the first three months of the year, totaling a 7.2% increase for the I quarter.

D&S SAME STORE SALES PER TRANSACTION

% Change Same Store Sales per Transaction
D&S
15
10
5
0
-5
-10
-15
-20
1996 v/s 1995
1997 v/s 1996
1998 v/s 1997
1999 v/s 1998
2000 v/s 1999
2001 v/s 2000
2002 v/s 2001

Source: D&S monthly sales

Same store sales per transaction decreased by 0.6% in the period January-
March 2002 compared to the equivalent period in 2001.

IX.-     MARKET INFORMATION

MARKET SAME STORE SALES v/s D&S

Supermarket Industry Sales
% Change Same Store Sales
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
I Trim 01
II Trim 01
III Trim 01
IV Trim 01
I Trim 02*
Industry
D&S

Source: D&S, ASACH

Same store sales of the Chilean supermarket industry decreased by 1.1% in the first quarter 2002 compared 2001, whereas D&S' same store sales presented a
6.6% increase in the same period.

SUPERMARKET INDUSTRY TOTAL SALES

Supermarket Industry Sales
Period Jan-Feb 1999-2002
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
1999
2000
2001
2002
Var
5.4%
5.7%
-0.6%
8.5%

Source: AC Nielsen

Supermarket industry sales increased by 8.5% in the period January-February
2002 compared to the same period the former year.

SUPERMARKET INDUSTRY - MARKET SHARE BY FORMAT

Supermarket Industry
Market Share by Format
100%
80%
60%
40%
20%
0%
Hiper
Super

	I-99	II-99	III-99	IV-99	I-00	II-00	III-00	IV-00	I-01	II-01	III-01	IV-01	I-02
Hiper	22.9	23.8	23.7	25.4	24.6	26.3	27.3	29.2	29.0	30.1	30.7	33.0	31.6
Super	77.1	76.2	76.3	74.6	75.4	73.7	72.7	70.8	71.0	69.9	69.3	67.0	68.4

Source: AC Nielsen

During the period Jan-Feb 2002 the hypermarket format represents a 31.6% of the total sales of the supermarket channel.

D&S COUNTRY MARKET SHARE

Country Market Share
D&S (Ekono + Lider)
33,0
31,0
29,0
27,0
25,0
23,0
21,0
19,0

	I-97	II-97	III-97	IV-97	I-98	II-98	III-98	IV-98	I-99	II-99	III-99	IV-99	I-00	II-00	III-00	IV-00	I-01	II-01	III-01	IV-01	I-02
Market Share	19,2	20,1	19,9	21,6	20,1	21,3	22,6	27,5	27,1	28,1	28,1	28,9	27,6	28,0	28,3	29,1	27,9	29,2	29,6	31,4	28,9

Source: AC Nielsen

In the period January-February 2002 D&S' country market share was 28.9%. This represents an increase of 1 percentual point over D&S' market share for the equivalent period of 2001.

D&S MARKET SHARE BY FORMAT

D&S Market Share by format
I BIMESTER
40,0
30,0
20,0
10,0
-
Ekono
Lider

	1997	1998	1999	2000	2001	2002
Ekono	11,0	10,6	10,8	10,5	8,2	6,4
Lider	8,2	9,5	16,3	17,0	19,7	22,5

Source: AC Nielsen

During the period January March 2002 the D&S' supermarket formats Ekono- Almac reached a 6,4% of market share countrywide, while Lider represented a 22.5% of the Chilean market. The predominant share of the hypermarket format results from the opening of new Lider hypermarket stores and the transformation of
Ekono supermarkets into the Lider Vecino hypermarket format.

X.-    EFFICIENCY INDICATORS

SALES PER SQUARE METER

SALES PER SQUARE METER
1999 -2002
600
550
500
450
400
350
300
1999
2000
2001
2002

Source: D&S monthly sales

During each month of the first quarter 2002 there is an increase in sales per square meter compared to equivalent period in 2001. Thus, the Company achieved sales of US$463 per square meter of sales area in March 2002.

SHRINKAGE BY FORMAT

Total Shrinkage by format
(US$ Millions)
6,0
4,0
2,0
0,0
2001
2002
Ekono
Lider
D&S
2001 1,2 4,1 5,3
2002 1,2 4,4 5,6

Source: Quarterly evolution D&S format

1,6% 1,7% 2,1% 1,8% 2,0% 1,8%

In the first quarter 2002, shrinkage as percentage of sales decreased from
2.0% in 2001 to 1.8% in 2002.

DAYS OF INVENTORY BY BUSINESS AREA

Days of Inventory by Bussines Area
I Quarter
100.0
80.0
60.0
40.0
20.0
-
2000
2001

	Groceries	Non-food	Perishables	Total
2000	29.0	84.7	10.9	31.2
2001	31.1	90.8	11.6	35.1

Source: Quarterly evolution D&S format

During the I quarter 2002 days of inventory are increased so that on a consolidated basis the total number of days is 35.1.

XI.-     INVESTMENT PROGRAM

D&S STORES

                                                      Lider    Lider
     Region      Almac   Ekono Supermercados LIDER    Vecino   Mercado  Hipermercados Total D&S
--------------  -------  ----- ------------- -----    ------   -------  ------------- ---------
Arica                      1         1                                        0           1
Iquique                              0                  1                     1           1
I Region           0       1         1         0        1         0           1           2

Antofagasta                          0         1                              1           1
Calama                     1         1                                        0           1
Chuquicamata               1         1                                        0           1
II Region          0       2         2         1        0         0           1           3

La Serena                            0         1                              1           1
IV Region          0       0         0         1        0         0           1           1

La Calera                  1         1                                        0           1
Quilpue                    1         1         1                              1           2
Vina de Mar                1         1         1                              1           2
V Region           0       3         3         2        0         0           2           5

Talca                                0                  1                     1           1
VII Region         0       0         0         0        1         0           1           1

Concepcion                           0         2                              2           2
VIII Region        0       0         0         2        0         0           2           2

Temuco                     1         1         1                              1           2
IX Region          0       1         1         1        0         0           1           2
                                                                                          1
Osorno                               0                  1                     1           1
X Region           0       0         0         0        1         0           1           1

Cerrillos                            0         1                              1           1
El Bosque                  1         1                                        0           1
Estacion Central                     0         1                              1           1
Gran Avenida               1         1         1                              1           2
Independencia              1         1                                        0           1
La Florida                           0         2        1                     3           3
La Reina                             0         1                              1           1
Las Condes         1       5         6                  1                     1           7
Lo Barnechea               1         1                            1           1           2
Macul                                0         1                              1           1
Maipu                      2         2         1                              1           3
Nunoa                      3         3                  1                     1           4
Providencia        2       3         5                                        0           5
Puente Alto                          0         1                              1           1
Recoleta                   0         0                  1                     1           1
San Bernardo               0         0                  1                     1           1
San Ramon                  1         1                                        0           1
Vitacura           1                 1         1                              1           2
Region
Metropolita        4      18         22        10       5         1           16          38

TOTAL PAIS         4      25         29        17       8         1           26          55

Geographic distribution of D&S stores by format as of March 31, 2002.

SALES AREA

                                      SALES AREA SQ.M
                            ----------------------------------
QUARTER                     SUPERMARKETS HYPERMARKETS   TOTAL
----------------            ------------ ------------  -------
I Q 2000...................     92,326      137,505    229,831
II Q 2000..................     90,715      150,616    241,331
III Q 2000.................     87,297      154,516    241,813
IV Q 2000..................     78,556      163,451    242,007
I Q 2001...................     75,436      163,451    238,887
II Q 2001..................     71,306      174,231    245,537
III Q 2001.................     71,306      192,101    263,407
IV Q 2001..................     68,234      195,401    263,635
I Q 2002...................     68,234      203,901    272,135

                                              SALES
QUARTER           STORE                    AREA (sq.m.) PROJECT TYPE     DATE
----------------  -----------------------  ------------ ------------  ---------
I Quarter 2001    Ekono Macul                  3,120    Closed         1-Jan-01
II Quarter 2001   Lider Vecino Talca           4,130    Transformed   22-May-01
                                               6,650    New            4-Apr-01
                  Lider Temuco
III Quarter 2001  Lider Puente Nuevo          11,850    New            4-Jul-01
                  Lider Macul                  6,020    New            2-Aug-01
IV Quarter 2001   Lider Vecino Osorno          3,300    Transformed   30-Oct-01
I Quarter 2002    Lider Vecino San Bernardo    3,700    Transformed   29-Jan-02
                  Lider Vecino Tomas Moro      3,850    Transformed   19-Feb-02
                  Lider Concepcion II          8,500    New           19-Feb-02
                  Lider Vecino Recoleta        4,185    Transformed   25-Mar-02
II Quarter 2002   Lider Vecino Los Morros      4,080    Transformed   23-Apr-02
                  Lider Puerto Montt           8,478    New           29-Apr-02

Square meters of sales area by format as of March 31, 2002.

XII.-    STOCK MARKET PERFORMANCE

D&S: PRICE OF LOCAL SHARES

Precio Accion Diaria D & S
Indice Base 100 = 30 Diciembre 1996 (Periodo 1999 - 2002)
Indice
Millones de $
D & S
IPSA
IGPA
Monto Transado DyS
Dias

Fuente: Bolsas de Comercio de Santiago, de Valparaíso y Electronica. (30/12/96 $ 236)

Cuadro comparativo de relacion D&S con IPSA en Bolsas Chilenas.

D&S ADR PRICE v/s Dow Jones

Precio ADR Diario D y S

Indice Base 100 = 8 Octubre 1997 (Periodo 1999 - 2002)

Indice
150
140
130
120
110
100
90
80
70
60
50
40
Dow Jones
DYS
04-Ene-99
20-Ene-99
05-Feb-99
23-Feb-99
11-Mar-99
29-Mar-99
15-Abr-99
03-May-99
19-May-99
04-Jun-99
22-Jun-99
08-Jul-99
26-Jul-99
11-Ago-99
27-Ago-99
14-Sep-99
30-Sep-99
18-Oct-99
03-Nov-99
19-Nov-99
07-Dic-99
23-Dic-99
10-Ene-00
26-Ene-00
11-Feb-00
29-Feb-00
16-Mar-00
03-Abr-00
19-Abr-00
08-May-00
24-May-00
09-Jun-00
27-Jun-00
13-Jul-00
31-Jul-00
16-Ago-00
01-Sep-00
19-Sep-00
05-Oct-00
23-Oct-00
08-Nov-00
24-Nov-00
12-Dic-00
28-Dic-00
15-Ene-01
31-Ene-01
16-Feb-01
06-Mar-01
22-Mar-01
09-Abr-01
25-Abr-01
11-May-01
29-May-01
14-Jun-01
02-Jul-01
18-Jul-01
03-Ago-01
21-Ago-01
06-Sep-01
24-Sep-01
10-Oct-01
26-Oct-01
13-Nov-01
29-Nov-01
17-Dic-01
03-Ene-02
21-Ene-02
06-Feb-02
22-Feb-02
12-Mar-02
28-Mar-02
Dias

Fuente: New York Stock Exchange (8/10/97 US$ 18,4375)

Cuadro comparativo de relacion ADR DyS con Dow Jones en NYSE.

XIII.-   MACROECONOMIC ENVIRONMENT

ANNUAL % CHANGE GDP / EXPENDITURE

Variacion Anual PIB - GASTO
1980 - 2004

Porcentaje
20
15
10
5
0
-5
-10
-15
-20
-25
PIB
GASTO

	1980	1981	1982	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992
PIB	7,8	5,5	-14,1	-0,7	6,1	3,5	5,6	6,6	7,3	10,6	3,7	8	12,3
GASTO		11,6	-24,1	-8,6	8,7	-2,4	4,9	9,8	7,7	13,3	2,9	6,2	15

	1993	1994	1995	1996	1997	1998	1999	2000	2001	*2002*	*2003*	*2004*
PIB	7	5,7	10,6	7,4	6,6	3,2	-1	4,4	2,8	3,1	4,5	4,6
GASTO	10,8	5,5	16,2	7,9	7,2	3,7	-5,7	5,9	-0,7	4,1	5,6	

Años

Fuente: Banco Central de Chile (con nueva base matriz insumo-producto de 1996)
Proyecciones PIB=Encuesta Expectativas Económicas del Banco Central de Chile (Abril 2002)
Gasto=Exposicion del Vice-Presidente del Banco Central de Chile (07/Marzo/2002)

VAR TRIMESTRIAL PIB/GASTO

Variacion Trimestral PIB - GASTO

1997 - 2002

Porcentaje
12
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
PIB
GASTO

	I 97	II 97	III 97	IV 97	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	***I 02***	***II 02***	***III 02***	***IV 02***
PIB	4,3	4,9	8,3	9	6,4	5,7	2,8	-1,8	-1,4	-4,4	-1,5	3,7	3,6	5	4,5	4,4	3	3,8	2,7	1,7	2,4	2,6		
GASTO	0,9	6,5	11,1	10,4	10,6	8,1	3	-5,7	-6,3	-10,9	-6,3	1,2	3,4	9,7	4,6	5,8	3,4	-0,7	-0,2	-4,9				

Trimestres

Fuente: Banco Central de Chile (con nueva base matriz insumo-producto de 1996)

Proyecciones PIB=Encuesta Expectativas Económicas del Banco Central de Chile (Abril 2002)

INDICE DE VENTAS SUPERMERCADOS MENSUAL

Supermarket Real Sales Index (Same Store Sales)

% Change
Var % mar 01/00 = -0,7
Var % mar 01/99 = 1,1
Index
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
200
180
160
140
120
100
80
dic-98
ene-99
feb-99
mar-99
abr-99
may-99
jun-99
jul-99
ago-99
sep-99
oct-99
nov-99
dic-99
ene-00
feb-00
mar-00
abr-00
may-00
jun-00
jul-00
ago-00
sep-00
oct-00
nov-00
dic-00
ene-01
feb-01
mar-01
abr-01
may-01
jun-01
jul-01
ago-01
sep-01
oct-01
nov-01
dic-01
ene-02
feb-02
mar-02
% Change 12 Months
% Change 24 Months
Supermarket real sales index

Source: National Chamber of Commerce, ASACH

RETAIL SECTOR REAL SALES MONTHLY INDEX

Retail Sector Real Sales Index

% Change
Var % feb 01/00 = 2,1
Var % feb 01/99 = 0,1
Index
12%
7%
2%
-3%
-8%
-13%
300
280
260
240
220
200
180
160
140
120
100
80
% Change 12 Months
% Change 24 Months
Retail sector real sales index

Source: National Chamber of Commerce, ASACH

IMACEC

Economic Activity Monthly Index (IMACEC)

% Change
Var % ene 01.00 = 2,9
Var % ene 01/99 = 6,1
Index
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
200
180
160
140
120
100
dic-98
ene-99
feb-99
mar-99
abr-99
may-99
jun-99
jul-99
ago-99
sep-99
oct-99
nov-99
dic-99
ene-00
feb-00
mar-00
abr-00
may-00
jun-00
jul-00
ago-00
sep-00
oct-00
nov-00
dic-00
ene-01
feb-01
mar-01
abr-01
may-01
jun-01
jul-01
ago-01
sep-01
oct-01
nov-01
dic-01
ene-02
% Change 12 Months
% Change 24 Months
IMACEC

Source: Chile Central Bank

Base promedio 1986 = 100

UNEMPLOYMENT RATES

Unemployment
1998 - 2002
14
12
10
8
6
4
2
0

	3	4	5	6	7	8	9	10	11	12	1	2	3	4	5	6	7	8
%	8.2	8.7	9.8	10.8	11.1	11.5	11.4	11	10	8.9	8.4	8.1	8.2	8.5	8.9	9.4	10.2	10.6

	9	10	11	12	1	2	3	4	5	6	7	8	9	10	11	12	1	2
%	10.7	10	9.4	8.3	8.4	8.4	8.8	9.1	9.6	9.7	9.8	9.7	10.1	9.7	8.9	7.9	8.0	8.3

Source: National Employement Survey, INE (Floating Quarterly Average)

Unemployment rate on a country basis reached an 8.3% for the floating quarter
December-February, which is 0.1 percentual points lower than rates recorded in the same period of the former year and higher than rate recorded for the previous floating quarter.

US DOLLAR / UF RATIO

US$ per Unidad de Fomento Ratio
1999-2002
31
30
29
28
27
26
25
24
23
22
ene-99
mar-99
may-99
jul-99
sep-99
nov-99
ene-00
mar-00
may-00
jul-00
sep-00
nov-00
ene-01
mar-01
may-01
jul-01
sep-01
nov-01

Source: Chile Central Bank

The UF/US$ ratio was 24,38 times as of March 2002. Therefore, in real terms the Chilean peso has become stronger relative to the US dollar during the first quarter, thus reversing the trend shown throughout the year 2001.

PRICE INDICES - WHOLESALE PRICES / CATTLE FARMING PRICES (IPM/IA)

Wholesale Price and Cattle/Farming Price Indices
(IPM / IA) Twelve Months % Change
20
15
10
5
0
-5
-10
-15
Wholesale Price
Cattle/Farming Price
1994
1995
1996
1997
1998
1999
2000
2001
2002

Source: National Bureau of Statistica

For the first time in the last three years, the Cattle/Farming sector of economic activity (IA) is putting pressure towards increasing costs in the month of March, presenting higher increases in prices relative to the wholesale prices index increases (IPM).

PRICE INDICES - CONSUMER PRICE INDEX/ FOOD PRICE INDEX (IPC/IPA)

Consumer Price and Food Price Indices (IPC / IPA)
Twelve Months % Change
14
12
10
8
6
4
2
0
-2
1994
1995
1996
1997
1998
1999
2000
2001
2002
Consumer Price Index
Food Price Index

Source: National Bureau of Statistica

INDICE (IPC / IMP)

Consumer Price and Wholesale Price Indices (IPC / IPM)
Twelve Months % Change
14
12
10
8
6
4
2
0
-2
1994
1995
1996
1997
1998
1999
2000
2001
2002
Consumer Price Index
Wholesale Price

Source: National Bureau of Statistica

During the first quarter 2002 the Wholesale Price Index (IPM) presents a 6.1%
increase whereas the CPI increased by 2.6% in the same period. This is an indication that the retail sector is the main contributor to inflation control in the country.

XIV.-   APPENDIX I : FECU

BALANCE SHEETS
                                    ASSETS

        FINANCIAL STATEMENTS
        BALANCE SHEETS
        Type of currency: Chilean pesos
        Type of Balance Statement: Consolidated

                                                 month day year     month day year
                                                as of 03 31 2002  as of 03 31 2001
ASSETS                                              CURRENT            PRIOR
                                                ----------------  ----------------
TOTAL CURRENT ASSETS                             148.313.150         123.904.944
            Cash and cash equivalents             19.575.234          14.517.416
            Time deposits
            Marketable securities (net)               97.245          15.885.045
            Sales debtors (net)                   39.995.752          27.312.380
            Notes receivable (net)                   945.242             774.441
            Sundry debtors (net)                 8.659.148 6             715.879
            Documents and accounts
            receivable from related companies      1.258.746             183.319
            Inventories (net)                     72.090.318          55.503.127
            Refundable taxes                       1.252.244             300.335
            Prepaid expenses                       2.954.548           1.800.067
            Deferred taxes                           827.736             484.314
            Other current assets                     656.937             428.621
            Leasing contracts (net)
            Assets for leasing (net)

TOTAL FIXED ASSETS                               446.725.557         402.044.353
            Land                                 123.578.393         108.320.405
            Buildings and infrastructure         299.897.638         263.367.686
            Machinery and equipment              110.118.712          93.815.891
            Other fixed assets                    55.583.987          50.339.151
            Reserve for technical
            revaluation of fixed assets            3.892.858           3.889.632
            Depreciation (minus)                 146.346.031         117.688.412

TOTAL OTHER ASSETS                                75.850.383          69.886.708
            Investment in related companies        1.343.497
            Investment in other companies             67.276              67.213
            Goodwill                              10.962.154          11.435.378
            Negative goodwill (minus)              1.304.348           1.572.060
            Long-term debtors                     60.396.790          55.192.582
            Notes and accounts receivable
            from related companies - long term
            Long-term deferred taxes
            Intangibles
            Amortization (minus)
            Others                                 4.385.014           4.763.595
            Long-term leasing contracts (net)

TOTAL ASSETS                                     670.889.090         595.836.005

                                  LIABILITIES

            Type of currency:  Chilean pesos
            Type of Balance Statement Consolidated

                                                             month day year   month day year
                                                           as of 03 31 2002 as of 03 31 2001
LIABILITIES                                                    CURRENT            PRIOR
-----------                                                ---------------- ----------------
TOTAL CURRENT LIABILITIES                                    222.777.562       143.734.525
            Debt with banks and financial institutions -      19.286.940         6.508.850
            short term
            Debt with banks and financial institutions -      27.812.347         1.358.970
            long term portion
            Obligations with public (notes)
            Obligations with public - short term portion       2.844.238         2.852.637
            (bonds )
            Long term debt with maturity within a year         4.488.143         2.475.439
            Dividends to be paid
            Accounts payable                                 142.746.512       117.693.284
            Documents payable
            Sundry creditors                                   6.543.265         4.894.947
            Documents and accounts payable to suppliers        8.044.715           497.031
            Accruals                                           6.370.202         6.444.090
            Witholdings                                        1.908.009           743.000
            Income tax                                         2.618.204
            Income received in advance                            47.195            43.797
            Deferred taxes
            Other current assets                                  67.792           222.480

TOTAL LONG TERM LIABILITIES                                  159.183.767       185.648.143
            Debt with banks and financial institutions        64.124.776        91.204.020
            Obligations with public - long term (bonds)       78.481.927        78.738.687
            Documents payable - long term                      1.591.605           266.077
            Sundry creditors - long term                      10.165.704        12.006.739
            Notes & accounts payable to related companies
            Accruals                                           2.804.630         2.145.376
            Deferred taxes - long term                         1.723.043           919.730
            Other long term liabilities                          292.082           367.514

MINORITY INTEREST                                                463.304           316.114
SHAREHOLDERS' EQUITY                                         288.464.457       266.137.223
                       Capital paid                          208.528.749       206.253.164
                       Capital revaluation reserve              -834.115           206.253
                       Additional paid-in capital                                1.064.097
                       Other reserves                          1.257.855         1.256.813
                       Retained earnings                      79.511.968        57.356.896
                                  Reserve for future
                                  dividends
                                  Accrued income              79.264.604        54.227.003
                                  Accrued loss (minus)
                                  Income (loss) for the
                                  period                       7.119.764         8.895.496
                                  Provisory dividends
                                  (minus)                      6.872.400         5.765.603
                                  Accrued deficit
                                  development period
TOTAL LIABILITIES                                            670.889.090       595.836.005

INCOME STATEMENT

                               INCOME STATEMENT

                Type of currency                 Pesos
                Type of Balance Statement        Consolidated

                                                                             month day year       month day year
                                                                             as of 03 31 2002     as of 03 31 2001
                                                                             ----------------     ----------------
INCOME STATEMENT
                OPERATING INCOME                                                12,105.190          12.035.788
                            GROSS MARGIN                                        53.577.533          44.293.529
                                        Net revenues                           236.655.089         197.363.789
                                        Cost of sales (minus)                  183.077.556         153.070.260
                            Selling and administrative expenses (minus)         41.472.343          32,257.741
                NON-OPERATING INCOME                                            -3,758,345          -1,604.426
                            Financial/interest income                              146.066             459.768
                            Income from investment in related companies             91.241
                            Other non-operating income                              15.057               4.955
                            Loss from investment in related companies (minus)
                            Amortization of goodwill (minus)                       190.226             183.119
                            Financial expenses (minus)                           3.649.785           3.025.121
                            Other non-operating expenses (minus)                   338.955             173.146
                            Monetary correction                                     68.774            -322.960
                            Currency exchange differences                           99.483           1.635.197
                INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS               8.346.845          10.431.362
                INCOME TAX                                                      -1.283.135          -1.579.152
                EXTRAORDINARY ITEMS
                NET INCOME (LOSS) BEFORE MINORITY INTEREST                        7.03.710           8.852.210
                MINORITY INTEREST                                                  -28.483             -39.454
                NET INCOME (LOSS)                                                7.035.227           8.812.756
                Amortization of negative goodwill                                   84.537              82.740
                NET INCOME (LOSS) FOR THE PERIOD                                 7.119.764           8.895.495

CONSOLIDATED CASH FLOW STATEMENTS

           Method of Cash Flow Statement

                                                                                from 01 01 2002    01 01 2001
                                                                                to   03 31 2002    03 31 2001
CASH FLOWS STATEMENTS - INDIRECT                                                      CURRENT        PRIOR
                                                                                    ------------   ----------
           NET CASH FLOWS FROM OPERATING ACTIVITIES                                   5.162.679     6.395.640
                       Income (loss) for the period                                   7.119.764     8.895.496
                       Income on sale of fixed assets                                     3.613        10.681
                                   (Gain) Loss on sale of fixed assets                    3.613        10.681
                                   Gain on sale of investments (minus)
                                   Loss on sale of investments
                                   (Gain) Loss on sale of other assets
                       Charges (credit) to income statement which do not
                       represent cash flows                                           8.043.120     6.310.486
                                   Depreciation for the period                        8.063.427     7.400.551
                                   Amortization of intangibles
                                   Writeoffs and provisions
                                   Gain from investment in related companies (minus)     91.241
                                   Loss from investment in related companies
                                   Amortization of goodwill                             190.226       183.119
                                   Amortization of negative goodwill (minus)             84.537        82.740
                                   Net monetary correction                              -68.774       322.960
                                   Net currency exchange difference                     -99.483    -1.635.197
                                   Other credits to income statement which do not
                                   represent cash flows
                                   Other charges to income statement which do not
                                   represent cash flows                                 133.502       121.793
                       Changes in assets affecting cash flows (increase) decrease    -7.011.667      -278.354
                                   Sales debtors                                       -277.338     3.581.666
                                   Inventories                                       -3.528.003    -4.616.093
                                   Other assets Sales debtors                          -206.326       756.073
                       Changes in liabilities affecting cash flows
                       (increase) decrease                                           -3.020.634     8.582.122
                                  Accounts payable related to the operation          -6.053.072    -7.700.410
                                  Interest payable                                    1.464.081       889.948
                                  Income tax payable (net)                            1.351.753     1.630.154
                                  Other accounts payable related to results other       831.629    -1.037.396
                                  than operation
                                  VAT and other similar taxes payable (net)            -615.025    -2.364.418
                       Gain (loss) in minority interest                                  28.483        39.453
           NET CASH FLOWS FROM FINANCING ACTIVITIES                                   2.260.130    -1.922.069
                       Proceeds from issuance of common stock
                       Proceeds from loans                                           20.147.883     5.720.615
                       Bonds
                       Proceeds from loans from related companies
                       Proceeds from other loans from related companies               3.358.615     2.525.553
                       Other sources of financing
                       Payment of dividends (minus)                                   6.872.400     5.761.304
                       Withdrawals of capital (minus)
                       Repayment of loans (minus)                                    14.373.968     6.937.512
                       Repayment of bonds (minus)
                       Repayment of loans from related companies (minus)
                       Repayment of loans from related companies (minus)
                       Repayment of other loans from related companies (minus)                        705.172
                       Expenses from the issuance of common stock (minus)
                       Expenses from the issuance of bonds (minus)
                       Other expenses related to financing activities (minus)
           NET CASH FLOWS FROM INVESTING ACTIVITIES                                 -16.305.927   -11.426.495
                       Proceeds from sale of property, plant and equipment               33.602       182.411
                       Proceeds from sale of long-term investments
                       Proceeds from sale of other investments                                          1.704
                       Decrease in loans to related companies
                       Decrease in other loans to related companies
                       Other proceeds from investment                                   114.047        40.916
                       Purchases of property, plant and equipment                    16.056.342    11.332.147
                       Payment of capitalized interest (minus)                          154.752       196.439
                       Long-term investments (minus)
                       Investment in financial instruments (minus)
                       Loans to related companies (minus)
                       Other loans to related companies (minus)                         242.482       122.940
                       Other expenses from investing activities (minus)
           NET CASH FLOWS FOR THE PERIOD                                             -8.883.118    -6.952.924
           EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                             213.512       -68.129
           NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS                      -8.666.606    -7.021.053
           CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            28.244.840    37.326.347
           CASH AND CASH EQUIVALENTS AT END OF YEAR                                  19.575.234    30.305.294

XIV.     APPENDIX II:  ADDITIONAL ANALYSES

I QUARTER INCOME STATEMENT ANALYSIS

Analysis of First Quarter Results
In Ch$ Millions
Currency of March 2002                              2002                    2001
                                            ----------------------   ------------------   Change
                                            Ch$ Million        %     Ch$ Million    %        %
                                            -----------     ------   ----------- ------   ------
Sales                                         209.094        88,4%     177.787    90,1%    17,6%

Total Net revenues                            236.655       100,0%     197.364   100,0%    19,9%
Cost of sales                                 183.078        77,4%     153.070    77,6%    19,6%
Gross Margin                                   53.578        22,6%      44.294    22,4%    21,0%
Total Recurring Operating Expenses             32.095        13,6%      24.857    12,6%    29,1%
Start-up Expenses                               1.314         0,6%           -     0,0%   100,0%
Total Operating Expenses (SG&A)                33.409        14,1%      24.857    12,6%    34,4%

EBITDA                                         20.169         8,5%      19.436     9,8%     3,8%
Depreciation                                    8.063         3,4%       7.401     3,7%     9,0%

Total Operating Expenses                       41.472        17,5%      32.258    16,3%    28,6%
Operating Income                               12.105         5,1%      12.036     6,1%     0,6%
Financial Expenses                             (3.650)       -1,5%      (3.025)   -1,5%    20,6%
Other Non-operating Income
(Expenses)                                       (109)        0,0%       1.421     0,7%    -108%

Non-Operating Income                           (3.758)       -1,6%      (1.604)   -0,8%   134,2%
Income before Tax                               8.347         3,5%      10.431     5,3%   -20,0%
Income Tax                                     (1.283)       -0,5%      (1.579)   -0,8%   -18,7%
Minority Interest                                 (28)        0,0%         (39)    0,0%   -27,8%
Income                                          7.035         3,0%       8.813     4,5%   -20,2%
Amortization of Goodwill                           85         0,0%          83     0,0%     2,2%
Net Income                                      7.120         3,0%       8.895     4,5%   -20,0%

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) submitted to the SVS
(Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices, and other factors detailed in the Company's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

DISTRIBUCION Y SERVICIO D&S S.A.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                             DISTRIBUCION Y SERVICIO D&S S.A.

                                             By:/s/ Miguel Nunez
                                                ----------------------------
                                                Chief Financial Officer

Dated:  May 17, 2002